FILED BY US AIRWAYS GROUP, INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649

TUDOR GROUP COMMITS $65 MILLION IN NEW EQUITY FUNDING TO US AIRWAYS-AMERICA WEST UPON COMPLETION OF MERGER

ARLINGTON, Va., July 7, 2005 - America West Group Holdings (NYSE: AWA) and US Airways Group, Inc. (OTC: UAIRQ) announced today that Tudor Investment Corp., a leading asset management firm, has made a $65 million commitment to provide equity funding for US Airways' Plan of Reorganization (POR) in exchange for approximately 3.9 million shares of new common stock at a price of $16.50 per share. Funding will occur along with other equity investments upon completion of the merger.

"The inclusion of Tudor as a new equity partner is a clear indication that investors continue to find great potential in our proposed merger with America West Airlines," said Bruce R. Lakefield, US Airways president and chief executive officer. "We are making tremendous progress in completing a merger that will provide the combined airline financial stability in this highly competitive marketplace."

The Tudor Group, which consists of Tudor Investment Corporation and its affiliates, is involved in active trading, investing, and research in the global equity, debt, currency, and commodity markets. Founded in 1980 by Paul Tudor Jones II, the firm currently manages over $11 billion. The firm's investment capabilities are broad and diverse, including global macro trading, fundamental equity investing in the United States and Europe, emerging markets, venture capital, commodities, event driven strategies and technical trading systems.

The other equity partners funding the US Airways POR and merger with America West are ACE Aviation Holdings Inc., ($75 million commitment) a Canadian holding company that owns Air Canada, Canada's largest airline with over $7.5 billion in annual revenues; PAR Investment Partners, L.P., ($100 million commitment) a Boston-based investment firm; Peninsula Investment Partners, L.P., ($50 million commitment) a Virginia-based investment firm; Eastshore Holdings LLC, ($125 million commitment and agreement to provide regional airline services), which is owned by Air Wisconsin Airlines Corp., and its shareholders; and Wellington Management Company, a Boston-based investment management firm ($150 million commitment). The rights offering could provide an additional $150 million of equity financing.

As announced, the merger will be funded by $565 million in new equity investment and participation by suppliers and business partners that will provide the company with approximately $1.5 billion in liquidity. Terms of the Tudor agreement have been filed with the U.S. Bankruptcy Court for the eastern district of Virginia, where the US Airways case is being heard.

The US Airways and America West merger, which is expected to close in the early fall, will create the first full-service low-cost nationwide airline, with a consumer-friendly pricing structure offering a network of low-fare service to over 200 cities across the United States, Canada, Mexico, Latin America, the Caribbean and Europe, and amenities that include an extensive frequent flyer program, airport clubs, assigned seating and First Class cabin service. The airline will operate under the US Airways brand and will be headquartered in Tempe, Ariz.

The U.S. Department of Justice has completed its review of the proposed merger of the two airlines without issuing a formal request for additional information (commonly referred to as a "second request"). Since the 30-day period for alternative offers on the proposed merger ended without any competing offers having been submitted, and since there are no qualified competing plan proposals, US Airways will proceed to seek confirmation of the POR implementing the merger agreement and investment agreements.

FORWARD-LOOKING STATEMENTS

Certain of the statements contained herein should be considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as "may," "will," "expect," "intend," "anticipate," "believe," "estimate," "plan," "could," "should," and "continue" and similar terms used in connection with statements regarding the companies' outlook, expected fuel costs, the RASM environment, and the companies' respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation ("America West") and US Airways Group, Inc. ("US Airways" and, together with America West, the "companies"), including future financial and operating results, the companies' plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways' management and are subject to significant risks and uncertainties that could cause the companies' actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways' ability to continue as a going concern; US Airways' ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways to obtain and maintain normal terms with vendors and service providers; US Airways' ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways' liquidity or results of operations; the ability of US Airways to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies' reports to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of US Airways' various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger transaction, America West Holdings and US Airways Group have filed a Registration Statement on Form S-4 and other documents with the Securities and Exchange Commission (Registration No. 333-126162) containing a preliminary joint proxy statement/prospectus regarding the proposed transaction. The proxy statement/prospectus will be mailed to stockholders of America West Holdings after the registration statement is declared effective by the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND OTHER RELATED MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement (when available) as well as other filed documents containing information about US Airways Group and America West Holdings at http://www.sec.gov, the SEC's Web site. Free copies of America West Holdings' SEC filings are also available on America West Holdings' Web site at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways Group's SEC filings are also available on US Airways Group's Web site at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22224.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION
America West Holdings, US Airways Group and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West Holdings' stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West Holdings is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways Group is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.

Contacts:
America West Holdings Corp.
480-693-5729

US Airways Group, Inc.
703-872-5100